UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___ )*

Hall of Fame Resort & Entertainment Company
(Name of Issuer)

Common Stock, $0.0001 par value per share	40619L-10-2
(Title of class of securities)	(CUSIP number)

Michael S. Klein c/o M. Klein & Associates, Inc. 640 Fifth Ave., 12th Floor New York, NY 10019 (212) 380-7500
(Name, address and telephone number of person authorized to receive notices and communications)

July 1, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1)

CUSIP No.	40619L-10-2	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS
Michael S. Klein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,078,984 (see Item 5)

	8	SHARED VOTING POWER
1,438,124 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,078,984 (see Item 5)

	10	SHARED DISPOSITIVE POWER
509,669 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,517,108 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value per share (“Common Stock”), of Hall of Fame Resort & Entertainment Company. (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 2626 Fulton Dr. NW, Canton, Ohio  44718.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Michael S. Klein (the “Reporting Person” or “Mr. Klein”).  The Reporting Person’s principal business address is c/o M. Klein & Associates, Inc., 640 Fifth Ave., 12th Floor, New York, NY 10019.  The Reporting Person’s principal occupation is as a managing member of The Klein Group, LLC (“TKG”), an SEC registered broker-dealer, and provides clients with investment banking and advisory services.  The Reporting Person is a citizen of the United States of America.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Klein owns TKG and M. Klein & Associates, Inc. (“MKA”). Mr. Klein also owns an indirect minority interest in M. Klein & Company, LLC (“MKC”) and participates in its management decisions regarding the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person did not expend any funds to acquire shares of Common Stock.  Rather, as a result of the closing of the Business Combination (defined below) on July 1, 2020, certain entities affiliated with the Reporting Person acquired, directly or indirectly, beneficial ownership of Common Stock as follows: (a) 1,078,984 shares issued by the Issuer to TKG (at value of $10 per share) in satisfaction of outstanding fees and expenses owed by HOF Village (as defined below); (b) 509,669 shares issued by the Issuer to MKC (at a value of $10 per share), in satisfaction of certain amounts owed to MKC under outstanding notes of HOF Village; and (c) 928,455 shares through MKA, which as described in Item 5 hereof represents MKA’s pro rata membership interest in HOF Village, which acquired 15,027,837 shares of Common Stock in the Business Combination. The Reporting Person is not a controlling member of HOF Village and does not have or share investment control over the securities held by HOF Village.

The information set forth in Item 4 hereof is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Items 2, 3, 4 and 6 hereof is incorporated by reference herein.

MKA became a member of HOF Village, LLC, a Delaware limited liability company (“HOF Village”) beginning in 2015.  On July 1, 2020, the Issuer (formerly known as GPAQ Acquisition Holdings, Inc.), consummated the previously announced business combination with HOF Village, pursuant to that certain Agreement and Plan of Merger dated September 16, 2019 (as amended on November 6, 2019, March 10, 2020 and May 22, 2020, the “Merger Agreement”), by and among the Issuer, Gordon Pointe Acquisition Corp., a Delaware corporation (“GPAQ”), GPAQ Acquiror Merger Sub, Inc., a Delaware corporation (“Acquiror Merger Sub”), GPAQ Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), HOF Village and HOF Village Newco, LLC, a Delaware limited liability company (“Newco”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”  For additional information concerning the Business Combination and transactions and agreements related thereto, see the Issuer’s Form 8-K filed with the SEC by the Issuer on July 8, 2020 (which includes a copy of the Merger Agreement attached as Exhibit 2.1), and the prospectus supplement filed with the SEC pursuant to Rule 424(b)(3) by GPAQ Acquisition Holdings, Inc. on June 4, 2020.  Upon the closing of the Business Combination, among other things, Company Merger Sub merged with and into Newco and, as a result, all of the membership interests owned by HOF Village in Newco were converted into shares of Common Stock of the Issuer.  HOF Village separately files reports required by Section 13(d) of the Exchange Act with respect to the Issuer.

The Reporting Person acquired beneficial ownership of the Common Stock in connection with, and as a result of the Business Combination and for investment purposes.  The Reporting Person will continue to assess the business, financial condition, results of operations and prospects of the Issuer, general economic conditions, the securities markets in general and the Common Stock and other securities of the Issuer in particular, other developments and other investment opportunities.  Depending on such assessments, the Reporting Person may (a) purchase or otherwise acquire additional shares of Common Stock, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, at any time or from time to time, (b) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, at any time or from time to time; and (c) take any other actions the Reporting Person deems to be in the Reporting Person’s best interest.  As part of the Reporting Person’s ongoing evaluation, the Reporting Person expects that from time to time the Reporting Person will express views to, or meet with, the Issuer’s management or board of directors, or third parties concerning, among other things, the Issuer’s business, management, capital structure, and strategy.

Pursuant to a Director Nomination Agreement (as defined in Item 6 hereof), and in connection with the Business Combination, the Reporting Person was appointed to the board of directors of the Issuer.

The Reporting Person, through MKC, has agreed to sell 90,297 shares of Common Stock at a price of $12.182 per share to a third party in a private transaction in exchange for certain assets, subject to certain conditions of closing.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D, as of July 13, 2020, are incorporated herein by reference.  As of July 13, 2020, the Reporting Person was the beneficial owner of 2,517,108 shares of Common Stock, which represents 7.9% of the shares of Common Stock outstanding (based on 31,819,076 shares of Common Stock outstanding immediately following the closing of the Business Combination on July 1, 2020, as reported in the Issuer’s Form 8-K filed with the SEC by the Issuer on July 8, 2020).  The foregoing represents (a) 1,078,984 shares held by TKG, for which Mr. Klein has sole voting and dispositive power, (b) 509,669 shares held by MKC, for which Mr. Klein shares voting and dispositive power, and (c) 928,455 shares through MKA, which represents a proportion of the number of shares held by HOF Village for which HOF Village generally has agreed to pass-through its voting rights to its members (including MKA) in proportion to their respective ownership interests (approximately 6.3% in the case of MKA) and for which Mr. Klein shares voting power and has no dispositive power.  The foregoing excludes shares of Common Stock issuable upon the exercise of warrants held by HOF Village because the Reporting Person has no right to cause the exercise of such warrants.  The Reporting Person disclaims beneficial ownership of the foregoing, except to the extent of the Reporting Person’s pecuniary interest.

(c)
During the past 60 days the Reporting Person has not effected any transactions in the Common Stock except for the transactions disclosed in Items 3 and 4 hereof (which are incorporated by reference herein).

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 hereof is incorporated by reference herein.

At the closing of the Business Combination on July 1, 2020, the Issuer, HOF Village, and certain other entities entered into a Director Nominating Agreement (the “Director Nomination Agreement”) pursuant to which, among other things, HOF Village generally (a) became entitled to designate initially up to four individuals (one of whom must be Mr. Klein) to serve as directors of the Issuer and (b) became obligated to vote in favor of certain nominees to be appointed or elected as directors of the Issuer.

Under the terms of HOF Village’s organizational documents, HOF Village agreed to pass through to its members in proportion to their respective ownership interests in HOF Village, HOF Village’s right to vote (as a holder of Common Stock) on matters put to a vote of the holders of Common Stock; however, the pass-through of voting rights does not apply to voting matters covered by the Director Nominating Agreement.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2020

/s/ Michael S. Klein
Name: Michael S. Klein